

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2014

Via E-mail

James W. Allen, Esq.
Stinson Leonard Street LLP
1201 Walnut Street, Suite 2900
Kansas City, MO 64106

> **Re: The Monarch Cement Company**
> **Schedule 13E-3**
> **Filed August 29, 2014 by The Monarch Cement Company**
> **File No. 005-13114**
>
> **Preliminary Schedule 14A**
> **Filed August 29, 2014**
> **File No. 000-02757**

Dear Mr. Allen:

We have reviewed the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter within ten business days by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

Summary Term Sheet, page 1

1.   Please refer to the Voting Information subsection on page 5. It appears that the voting requirement to approve the reverse stock split is the same as that for the forward stock split, but the language does not state so definitively. Please clarify as necessary.

Special Factors

Purposes of and Reasons for the Reverse/Forward Stock Split, page 14

2.   Please revise the last bullet point of page 15 to specify the financial information you intend to keep providing to your security if you cease to be a reporting company.

Background of the Reverse/Forward Stock Split, page 16

3.   Please revise your disclosure to described any events relating to this going private transaction that took place during the four-month period between April and August 2014.

4.   Provide the disclosure required under Item 1015(b)(4) of Regulation M-A with respect to Kennedy and Coe, LLC.

Fairness of the Reverse/Forward Stock Split, page 18

5.   Please revise this section, and any other related disclosure in the proxy statement, to disclose separately the fairness to holders of shares Capital Stock and Class B Capital Stock, as well as holders who will be cashed out and those who will not be cashed out. In other words, your fairness determination must address four groups of security holders.

6.   Revise this section to address the apparent discrepancy in the payment to be made to shares of Capital Stock and those of Class B Capital Stock. We note that the Class B Capital Stock shares have ten votes per share while the Capital Stock shares have one vote per share.

7.   Disclose the information required under each item in Instruction 2 to Item 1014 of Regulation M-A.

Effects of the Reverse/Forward Stock Split, page 22

8.   Provide the disclosure required under instruction 3 to Item 1013(d) of Regulation M-A.

Financial Information, page 43

9.   Please provide us with the legal analysis for your determination that pro forma financial information is not material.

Form of Proxy

10.   Please tell us supplementally why you have included a proxy card for classes of capital stock instead of separate cards.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- The filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3263 with any questions.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions